24 May 2024

RELX PLC

2023 Final Dividend Euro Equivalent

RELX PLC (the Company) today announces the Euro equivalent amount in respect of the final dividend of 41.8 pence per share for the year ended 31 December 2023, which was announced on 15 February 2024 and approved by shareholders at the Company’s Annual General Meeting on 25 April 2024.

Shareholders who hold their shares through Euroclear Nederland will receive a dividend in Euro of €0.490 per share, unless they have elected to receive their dividend in Pounds Sterling. Shareholders who validly submitted a dividend currency election by 20 May 2024 to receive their dividend in Pounds Sterling will receive a dividend of 41.8 pence per share.

Shareholders who appear on the Register of Members or hold their shares through CREST will receive a dividend in Pounds Sterling of 41.8 pence per share, unless they have elected to receive their dividend in Euro. Shareholders who validly submitted a dividend currency election by 20 May 2024 to receive their dividend in Euro will receive a dividend of €0.490 per share.

The dividend is payable on 13 June 2024.